Mail Stop 4561

February 22, 2010

Robert A. Eberle
Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, NH 03801

>   **Re: Bottomline Technologies (de), Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 27, 2010**
>   **File No. 333-164538**

Dear Mr. Eberle:

        We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the staff of the Division of Corporation Finance currently has an open review relating to the company's Form 10-K for the fiscal year ended June 30, 2009, and related filings. We note further that your registration statement incorporates by reference your Form 10-K. Please be advised that we will not be in a position to accelerate effectiveness of your registration statement until all comments relating to the staff's open review of your periodic filings are resolved.

Incorporation by Reference, page 2

2.   Please revise your registration statement to expressly incorporate by reference your Form 10-Q for the quarterly period ended December 31, 2009, and to

provide conforming related disclosure throughout your filing. It appears that you should also incorporate by reference your current report on Form 8-K filed on August 6, 2009, pursuant to Item 12(a)(2) of Form S-3. Please revise your filing accordingly. See also Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations relating to incorporation by reference of filings made after the date of the initial filing of the registration statement and prior to effectiveness.

Description of Stock Purchase Contracts and Stock Purchase Units, page 24

3.   You disclose that stock purchase contracts may be issued as part of stock purchase units, consisting of one or more stock purchase contracts and beneficial interests in "debt obligations of third parties" (among other securities). Please tell us the process that you contemplate using to ensure that such an issuance would be made in compliance with the registration requirements of the Securities Act, as it appears it would involve the offer and sale of a separate security that is not being registered in your core registration statement on Form S-3.

***

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (617) 526-5000
        John A. Burgess
        Wilmer Cutler Pickering Hale and Dorr LLP